ePhoto Image, Inc.
No. 181 Dragon Villas,
No. 8 Shun An Nan Road
Shunyi County, Beijing, China

May 4, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4561
Washington D.C., 20549-7010

Attention:  Katherine Wray

Re:           ePhoto Imange, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 15, 2010
File No.: 333-165074

Dear Ms. Wray:

I write on behalf of ePhoto Image, Inc., (the “Company”) in response to Staff’s letter of April 29, 2010, by Katherine Wray, Attorney-Advisor, Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 Registration Statement on Form S-1, filed April 15, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Risk factors, page 7

RISKS ASSOCIATED WITH OUR FINANCIAL CONDITION

“BECAUSE OUR AUDITOR HAS ISSUED A GOING CONCERN OPINION…” PAGE 7

1.
PLEASE EXPAND THIS RISK FACTOR TO PROVIDE QUANTITATIVE DISCLOSURE OF YOUR ESTIMATED EXPENDITURES FOR THE NEXT TWELVE MONTHS AND TO DISCUSS HOW SUCH EXPENDITURES MAY IMPACT YOUR CAPITAL DEFICIENCY.  WE NOTE IN THIS REGARD THE DISCLOSURE IN YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION WITH RESPECT TO THE AMOUNTS YOU EXPECT TO SPEND OVER THE NEXT TWELVE MONTHS TO IMPLEMENT YOUR BUSINESS PLAN AND TO PAY ACCOUNTING, LEGAL AND ADMINISTRATIVE EXPENSES.

In response to this comment, the Company revised the risk factor to include quantitative information on estimated expenditures and how those expenditures may impact our capital deficiency.

DESCRIPTION OF BUSINESS, PAGE 26

2.
WE NOTE THAT YOU HAVE REVISED YOUR FILING IN RESPONSE TO PRIOR COMMENT 4 TO DISCUSS CERTAIN ACTIONS THE COMPANY HAS TAKEN TO DATE AND OTHER ACTIONS IT WILL NEED TO TAKE IN ORDER FOR THE COMPANY TO BEGIN GENERATING REVENUES.  YOU STATE THAT YOU “PLAN TO SOLICIT PHOTOGRAPHIC ORIGINALS FROM PHOTOGRAPHERS” TO CREATE AN ONLINE INVENTORY OF STOCK IMAGES, AND YOU INDICATE THAT CUSTOMERS WILL BE ABLE TO BROWSE THE ONLINE INVENTORY FREELY BUT WILL BE REQUIRED TO PAY THE CONTRIBUTING PHOTOGRAPHER A FEE IN ORDER TO DOWNLOAD USABLE IMAGES.  PLEASE EXPAND THIS DISCLOSURE TO EXPLAIN MORE SPECIFICALLY, IF KNOWN, HOW YOU PLAN TO SOLICIT PHOTOGRAPHIC ORIGINALS FROM PHOTOGRAPHERS, AND HOW YOU PLAN TO ATTRACT CUSTOMERS TO YOUR WEBSITE.  IN ADDITION, AS REQUESTED IN PRIOR COMMENT SIX, PLEASE ENSURE THAT THESE AND OTHER CLAIMS RELATING TO EVENTS THAT YOU EXPECT TO OCCUR AT A FUTURE TIME ARE EXPRESSED AS OBJECTIVES THAT MAY NOT BE ACCOMPLISHED, AND DISCUSS THE EVENTS OR CIRCUMSTANCES THAT MAY PREVENT THEIR ACCOMPLISHMENT.

In response to this comment, the Company updated its disclosures to account for its plans to attract photographers and customers.

COMPETITION, PAGE 19

3.
WE REFER TO PRIOR COMMENT 5 AND NOTE THE STATEMENT IN THE LAST PARAGRAPH ON PAGE 29 THAT YOU BELIEVE THAT THE COMPANY’S SUCCESS DEPENDS UPON ITS ABILITY TO “REMAIN COMPETITIVE IN [Y]OUR PRODUCT AREAS.”  THIS STATEMENT APPEARS TO SUGGEST THAT THEY COMPANY IS CURRENTLY COMPETITIVE, WHICH IS INCOSISTENT WITH YOUR DISCLOSURES ELSEWHERE THAT THE COMPANY DOES NOT YET HAVE AN OPERATIONAL WEBSITE AND ITS BUSINESS IS NOT YET OFFERING ANY SERVICES OR PRODUCTS.  PELASE REVISE THIS AND ANY SIMILAR STATEMENTS IN THE FILING TO REFLECT CLEARLY THE CURRENT STATUS OF YOUR BUSINESS AND ITS COMPETITIVE POSITION.

In response to this comment, the Company clarified the disclosure as requested.

EMPLOYEES, PAGE 30

4.
YOU STATE THAT, “WE HAVE NO OTHER EMPLOYEES OTHER THAN OUR OFFICERS AND DIRECTORS.”  PLEASE REVISE THIS AND ANY OTHER REFERENCES IN THE FILING OT YOUR “OFFICERS” OR “DIRECTORS” TO CLARIFY, IF ACCURATE, THAT ONE INDIVIDUAL SERVES AS THE SOLE OFFICER AND DIRECTOR OF THE COMPANY.  IN ADDITION, PLEASE REVISE THE SECTION TO DISCLOSE CLEARLY THE NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES.  SEE ITEM 101(H)(4)(XII) OF REGULATION S-K.  IF YOUR ONLY EMPLOYEE IS YOUR SOLE OFFICER AND DIRECTOR PETRA JAEGER, PLEASE STATE THIS CLEARLY AND INDICATE WHETHER THIS INDIVIDUAL WORKS FOR THE COMPANY ON A FULL-TIME OR PART-TIME BASIS.  IN THIS REGARD, WE NOTE YOUR RISK FACTOR DISCLOSURE ON PAGE 13 THAT PETRA JAEGER DEVOTES 10 TO 15 HOURS A WEEK TO THE COMPANY’S BUSINESS AFFAIRS.

In response to this comment, the Company revised its disclosures in the amended registration statement to clarify that Petra Jeager is the Company’s sole officer, director and employee.  The Company further revised the disclosure under “Employees” to indicate the number of hours dedicated to the Company’s affairs.

EXECUTIVE COMPESATION, PAGE 35

GENERAL

5.
WE NOTE THAT THE END OF YOUR FISCAL YEAR IS APRIL 30.  IF YOU INTEND TO SEEK EFFECTIVENESS OF YOUR REGISTRATION STATEMENT ON FORM S-1 AFTER APRIL 30, 2010, PLEASE UPDATE YOUR EXECUTIVE COMPENSTATION DISCLOSURE TO REFLECT YOUR FISCAL YEAR 2010, AS THIS WILL BE YOUR MOST RECENTLY-COMPLETED FISCAL YEAR.  SEE ITEM 402(M)-(R) AND OUR REGULATION S-K COMPLIANCE AND DISCLOSURE INTERPRETATION 117.05.

In response to this comment, the Company updated the fiscal year end to April 30, 2010 in the executive compensation section.

EXHIBIT 5.1 OPINION OF DAVID, ESQ.

6.
WE NOTE THAT THE LEGAL OPINION ON FILE FOR YOUR REGISTRATION STATEMENT IS DATE FEBRURARY 22, 2010.  THE LEGAL OPINION REQUIRD BY ITEM 601(B)(5) OF REGULATION S-K SHOULD SPEAK AS OF A DATE AS CLOSE AS POSSIBLE TO THE DATE OF EFFECTIVENESS.  ACCORDINGLY, PLEASE HAVE COUNSEL FILE AN UPDATED OPINION WITH YOUR AMENDED REGISTRATION STATEMENT.

In response to this comment, the Company acquired an updated legal opinion as requested.

Sincerely,

/s/ Petra Jaegar
Petra Jaegar